Exhibit 4.4

FORM OF RIGHT OF FIRST REFUSAL AGREEMENT

This Right of First Refusal Agreement (this “Agreement”) is made effective as of [December 31], 2024 between Euroholdings Ltd., a Marshall Islands company (the “Company”) and Euroseas Ltd., a Marshall Islands company (the “Grantor”).

BACKGROUND

The Company is a wholly-owned subsidiary of the Grantor, and the Grantor intends to distribute of all of the Company's issued and outstanding common shares to the Grantor's shareholders (the "Spin-Off") such that the Company will be an independent publicly traded company following the Spin-Off. In connection with the Spin-Off , the Grantor desires to grant the Company a right of first refusal to acquire any containership older than fifteen years of age at the time of the acquisition (a “Subject Vessel”) when and if the Grantor determines to sell such Subject Vessel.

AGREEMENT

1.  Vessel Acquisition Restriction.

(a)
The Grantor agrees with the Company that, from the date hereof and so long as majority ownership of the Company remains with the Pittas family (greater than 50% of the outstanding shares beneficially owned by members of the Pittas family) or Aristides J. Pittas is CEO of the Company or the majority of the directors of the Company’s board are also directors of Euroseas or for three years whichever is earlier, the Grantor will promptly notify the Company of any acquisition or proposed acquisition by it, or any entity that it directly or indirectly controls, of a Subject Vessel by delivering a notice to the Company, advising it of the details of the acquisition or proposed acquisition of a Subject Vessel, including its terms, and offering to sell the Subject Vessel to the Company on substantially the same terms plus any costs of the Subject Vessel’s acquisition and net costs of carrying the Subject Vessel since its acquisition.

(b)
Acquisition Response Notice. Within five (5) business days after receipt of any notice referred to in Section 1(a) above, the Company will have the right, but not the obligation, to deliver to the Grantor a notice (a “Acquisition Response Notice”) that states whether the Company wishes to purchase the Subject Vessel described in the notice referred to in Section 1(a) above upon the terms stated therein and subject to the negotiation and execution of a memorandum of agreement or other contract of sale. If the Company wishes to purchase the Subject Vessel, the Company will have thirty days (30) after delivery of its Acquisition Response Notice to execute a definitive Memorandum of Agreement to complete the acquisition. If the Company fails to deliver an Acquisition Response Notice within the aforementioned five (5) business days, then the Company will be deemed to have declined to purchase the Subject Vessel and the Grantor will have the right to own and operate the same. The Company will have the right to designate any other entity to acquire the Subject Vessel so long as such entity is an affiliate of the Company. The Company will have no right to assign its rights hereunder except as provided in this Section 1.

(c)
Vessel Employment. The Grantor hereby grants to the Company a right of first refusal over any employment opportunity for a containership vessel of older than fifteen years of age pursuant to a charter presented or available to the Grantor with respect to any vessel owned or chartered in, directly or indirectly, by the Grantor (a “Charter Opportunity”) in accordance with this Section 1I. In the event the Grantor receives an offer for or negotiates a Charter Opportunity relating to a containership vessel for which a Company vessel meets the charterer’s requirements relating to, among other factors, vessel age, size and other specifications, vessel positioning, and cost, then prior to entering into such Charter Opportunity, the Grantor shall notify the Company of such Charter Opportunity. Within one (1) business day after receipt of such notice from the Grantor, the Company shall have the right, directly or through one or more wholly owned subsidiaries, to exercise its right of first refusal and enter into the Charter Opportunity. In the event that the Company does not exercise its right of first refusal on or before the fifth day following receipt of the notice from the Grantor, the Grantor shall be entitled to pursue such Charter Opportunity.

2.  Notices. Except as otherwise specified in Section 1 above, all notices, requests, demands and other communications to any party hereunder will be in writing (including prepaid overnight courier, facsimile transmission, or similar writing) and will be given to such party at its respective address or facsimile number set forth below or at such other address or facsimile numbers as such party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication will be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 2 and telephonic confirmation of receipt thereof is obtained or (ii) if given by mail, prepaid overnight courier or any other means, when received at the address specified in this Section or when delivery at such address is refused.

Notices to the Grantor will be made as follows:

Euroseas Ltd.
4, Messogiou & Evropis Street,
Maroussi, 15124, Greece
Telephone: +30-211-1804004
Attention: Symeon Pariaros
Email: sjk@eurobulk.gr

Notices to the Company will be made as follows:

Euroholdings Ltd.
4, Messogiou & Evropis Street,
Maroussi, 15124, Greece
Telephone: +30-211-1804005
Attention: Stefania Karmiri
Email: sjk@eurobulk.gr

3.  Governing Law. This Agreement and the rights and obligations of the parties hereto will be governed by and construed in accordance with the laws of England.

4.  Further Assurances. Each of the Grantors agrees to execute, acknowledge and deliver all such instruments and take all such actions as the Company from time to time may reasonably request in order to further effectuate the purposes of this Agreement and to carry out the terms hereof and to better assure and confirm to the Company its rights, powers and remedies hereunder.

5.  Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and permitted assigns. This Agreement is not assignable by either party without the prior written consent of the other party except as provided in Section 1 hereof.

6.  Severability. If any term, covenant or condition of this Agreement is held to be invalid, illegal or unenforceable in any respect, then this Agreement will be construed as if such invalid, illegal, or unenforceable provision or part of a provision had never been contained in this Agreement.

7.  Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original and all of such counterparts together will constitute one agreement. To facilitate execution of this Agreement, the parties may execute and exchange counterparts of signature pages by telephone facsimile.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed as of the date set forth above.

EURHOLDINGS LTD.

By:
Name:
Title:

EUROSEAS LTD.

By:
Name:
Title:

[Signature page to the Right of First Refusal Agreement]